UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 31, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye Gold” or “the Company”)
Dealing in securities
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that
Sibanye Gold has granted on 3 March 2014 (“the Grant Date”),
Performance Shares and Bonus Shares to the executive directors and company secretary of Sibanye Gold in terms of the Sibanye
Gold 2013 Share Plan as set out below.
Performance Shares are conditionally awarded with the final
number settled after three years dependent on market and non-
market conditions being met. The number of shares to be
settled will range from 0% to 200% of the conditional award.
The determined number of Performance Shares will be settled to the participant in shares.
Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.
Name
N J Froneman
Position                                                                      Chief Executive Officer of
                                                                                   Sibanye Gold
Company
Sibanye Gold
No of Performance Shares
granted
453 142
No of Bonus Shares granted 216 658
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant 31 March 2014
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction
Off market grant of
Performance Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date and the Bonus
Shares vest in equal parts on
9 months and 18 months of the
Grant Date
Nature of interest Direct and Beneficial

Name
C Keyter
Position                                                                      Chief Financial Officer of
Sibanye Gold
Company Sibanye Gold
No of Performance Shares
granted
155 860
No of Bonus Shares granted 98 701
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant 31 March 2014
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction
Off market grant of
Performance Shares and Bonus
Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date and the Bonus
Shares vest in equal parts on
9 months and 18 months of the
Grant Date
Nature of interest
Direct and Beneficial
Name
C Farrel
Position                                                                      Company Secretary
Company
Sibanye Gold
No of Performance Shares
granted
58 869
No of Bonus Shares granted
37 008
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant
31 March 2014
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction
Off market grant of
Performance Shares and Bonus
Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date and the Bonus
Shares vest in equal parts on
9 months and 18 months of the
Grant Date
Nature of interest
Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the
abovementioned Performance Shares and Bonus Shares.
31 March 2014
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 31, 2014
By:             /s/ Charl Keyter

Name:        Charl Keyter
Title:          Chief Financial Officer